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                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                   (AMENDMENT NO. 1)

                               DIGITAL LIGHTWAVE, INC.
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                                   (Name of Issuer)

                      COMMON STOCK, $0.0001 PAR VALUE PER SHARE
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                            (Title of Class of Securities)

                                     253855100000
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                                    (CUSIP Number)

                               ERIC L. BROWN, ESQ.
                            C/O RICHARD ROGOVIN, ESQ.
                              BRICKER & ECKLER LLP
                             100 SOUTH THIRD STREET
                              COLUMBUS, OHIO 43215
                                  614 258-9595
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               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                  FEBRUARY 29, 2000
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

                                   NOT APPLICABLE
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     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
(entities only)

                                   HBH ASSETS, LTD.
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     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)____NOT APPLICABLE
     (b)____NOT APPLICABLE
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     3) SEC Use Only

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     4) Source of Funds (See Instructions)______AF
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     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)______ NOT APPLICABLE

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     6) Citizenship or Place of Organization ___ OHIO, USA
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 Number of         (7) Sole Voting Power______ 2 MILLION ONE HUNDRED
 Shares Bene-      ------------------------------------------------------------
  ficially         (8) Shared Voting Power_____ NOT APPLICABLE
 Owned by          ------------------------------------------------------------
  Each             (9) Sole Dispositive Power_____ 2 MILLION ONE HUNDRED
 Report-           ------------------------------------------------------------
   ing Person      (10) Shared Dispositive Power____ NOT APPLICABLE
  With
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     11) Aggregate Amount Beneficially Owned by Each Reporting Person ________
2 MILLION ONE HUNDRED
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     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______ NOT APPLICABLE
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     13) Percent of Class Represented by Amount in Row (11) _7.4%
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     14) Type of Reporting Person (See Instructions) ____ OO

Item 1.   SECURITY AND ISSUER

          NO CHANGE.

Item 2.   IDENTITY AND BACKGROUND

          Name:                              NO CHANGE

          Principal business:                NO CHANGE

          Address of principal business:     c/o Eric L. Brown Co., LPA, P.O BOX
                                             09770, COLUMBUS, OHIO 43209-0770

          Address of principal office:       SAME.

          Information required by item 2(d): No.

          Information required by item 2(e): No.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          NO CHANGE.

Item 4.   PURPOSE OF TRANSACTION.

          NO CHANGE.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          NO CHANGE.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The following summary description of the Option is qualified in its entirety by reference to Exhibit 4.1 ATTACHED TO THE SCHEDULE 13D OF HBH ASSETS, LTD., FILED FEBRUARY 17, 1999.

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     HBH Assets, Ltd. is the holder of the Option, which was granted by Dr.
Bryan J. Zwan. Subject to the terms and conditions of PREVIOUSLY FILED Exhibit 4.1, the Option is exercisable in whole or in part, at any time or from time to time, between November 13, 1998, and October 20, 2008, at a price of $1.00 per share for up to 2 million shares of common stock. Shares acquired by exercise of the Option are subject to certain restrictions as set forth in Exhibit 4.1, including the restriction that they may not be sold, transferred or otherwise disposed of without registration under the 1933 Act or an exemption therefrom.

     The present intention of HBH Assets, Ltd. is to exercise part of the Option from time to time and to hold the shares so acquired until they may be sold under an applicable exemption from the 1933 Act, such as Rule 144, or until they are registered, OR TO SELL ALL OR A PORTION OF THE SHARES SO ACQUIRED IN A PRIVATE SALE OR OTHER TRANSACTION EXEMPT FROM REGISTRATION UNDER THE 1933 ACT, OR TO HOLD SUCH SHARES AS A LONG TERM INVESTMENT.

     HBH Assets, Ltd. received the Option by assignment effective November 13, 1998, (attached AS Exhibit 4.2 ATTACHED TO THE SCHEDULE 13D OF HBH ASSETS, LTD., FILED FEBRUARY 17, 1999) from H. Brian Haney. Mr. Haney was the plaintiff in the litigation HANEY VS. ZWAN & DIGITAL LIGHTWAVE, INC., USDC SD Ohio C2-97-1218 (EAS) (THE "HANEY I LITIGATION"). As previously disclosed in the Quarterly Report on Form 10Q filed by Digital Lightwave, Inc. on November 16, 1998, Mr. Haney received the Option effective November 13, 1998, in settlement of the HANEY I LITIGATION (THE "SETTLEMENT AGREEMENT"). MR. HANEY WAS ALSO THE PLAINTIFF IN THE LITIGATION HANEY VS. CREDIT SUISSE FIRST BOSTON CORP., ELLENBURG CAPITAL CORP., GERALD D. ELLENBURG, BARRY L. HAASE, ROBERT WEGNER, NORTON S. KARNO, AND JOHN DOES 1-20, USDC SD OHIO C2-98-555 (EAS) (THE "HANEY II LITIGATION"). UNDER THE TERMS OF THE SETTLEMENT AGREEMENT, MR. HANEY AGREED TO DISMISS THE HANEY I LITIGATION AND THE HANEY II LITIGATION. ACCORDINGLY MR. HANEY STIPULATED TO DISMISSALS WITH PREJUDICE OF THE HANEY I LITIGATION AND THE HANEY II LITIGATION ON NOVEMBER 13, 1998. THE TWO LITIGATIONS SOUGHT TO RESTORE TO MR. HANEY 49% OF DIGITAL LIGHTWAVE, INC., OR AN AWARD OF DAMAGES AGAINST DEFENDANTS, JOINTLY AND SEVERALLY, FOR THE FAIR VALUE OF 49% OF DIGITAL LIGHTWAVE, INC.

     ON MARCH 30, 1999, AS DULY NOTICED, MR. HANEY CAUSED HBH ASSETS, LTD. TO TENDER PAYMENT TO BRYAN ZWAN FOR 100,000 SHARES. DR. ZWAN REFUSED TO DELIVER THE SHARES, OSTENSIBLY FOR REASONS SET FORTH IN THE LETTER, DATED APRIL 12, 1999, OF MICHAEL TORPEY, ESQ. ATTACHED HERETO AS EXHIBIT 99.1.

     ON APRIL 21, 1999, MR. HANEY COMMENCED A NEW LAWSUIT TITLED HANEY & HBH ASSETS, LTD. VS. ZWAN & DIGITAL LIGHTWAVE, INC., USDC SD OHIO C2-99-387 (EAS) (THE "HANEY III LITIGATION), SEEKING SPECIFIC PERFORMANCE OF THE UNEXERCISED PORTION OF THE OPTION AND MONEY DAMAGES FOR THE EXERCISED PORTION. AT THE SAME TIME MR. HANEY FILED A MOTION FOR RELIEF FROM JUDGMENT UNDER FED. R. CIV. P. 60(B) IN THE HANEY I LITIGATION AND THE HANEY II LITIGATION, SEEKING TO SET ASIDE THE NOVEMBER 13, 1998 DISMISSALS WITH PREJUDICE IN THE EVENT THE SETTLEMENT AGREEMENT IS NOT ENFORCED BY THE COURT. SUBSEQUENTLY, MR. HANEY MOVED TO STAY PROCEEDINGS IN CONNECTION WITH HIS RULE 60(B) MOTION UNTIL HIS CLAIMS TO ENFORCE THE SETTLEMENT AGREEMENT IN THE HANEY III LITIGATION ARE RESOLVED.

     BY ORDER OF THE COURT, ENTERED JUNE 17, 1999, PLAINTIFFS HANEY AND HBH ASSETS, LTD., AND DEFENDANT ZWAN, ARE ORDERED TO FULLY COMPLY WITH THE TERMS OF AN ESCROW AGREEMENT NEGOTIATED AMONG THEM UNDER WHICH 2 MILLION SHARES IN THE NAME OF DEFENDANT ZWAN HAVE BEEN PLACED IN ESCROW WITH CITIBANK, N.A. THE ESCROW AGREEMENT PROVIDES, AMONG OTHER THINGS, THAT THE SHARES SHALL REMAIN IN ESCROW UNTIL ENTRY OF A FINAL APPEALABLE JUDGMENT ADJUDICATING PLAINTIFFS CLAIMS AGAINST ZWAN FOR SPECIFIC PERFORMANCE OF THE OPTION.

     ON SEPTEMBER 15, 1999, AND JANUARY 5, 2000, AS DULY NOTICED, MR. HANEY CAUSED HBH ASSETS, LTD. TO TENDER PAYMENT TO BRYAN ZWAN FOR 400,000 ADDITIONAL SHARES AND 500,000 ADDITIONAL SHARES, RESPECTIVELY. DR. ZWAN REFUSED TO DELIVER THE SHARES, AND CONFIRMED HIS POSITION THAT THE OPTION IS UNENFORCEABLE BECAUSE OF MISREPRESENTATIONS BY MR. HANEY CONCERNING SCIENTOLOGY. THE AGGREGATE NUMBER OF SHARES FOR WHICH THE OPTION HAS CURRENTLY BEEN EXERCISED IS ONE MILLION.

     ON FEBRUARY 29, 2000, THE COURT GRANTED MR. HANEY'S MOTION TO STAY PROCEEDINGS, AND DENIED HIS MOTION FOR RELIEF FROM JUDGMENT AS MOOT, SUBJECT TO REFILING BY THE CLERK AT THE DIRECTION OF THE COURT FOLLOWING THE COURT'S RESOLUTION OF THE MATTERS CURRENTLY PENDING IN THE HANEY III LITIGATION. CURRENTLY

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PENDING BEFORE THE COURT IN THE HANEY III LITIGATION, AMONG OTHER THINGS, ARE
DEFENDANTS' MOTIONS TO DISMISS, MR. HANEY'S MOTION FOR PARTIAL SUMMARY JUDGMENT AGAINST DEFENDANT ZWAN, AND MR. HANEY'S MOTION FOR AN ATTACHMENT OF TWO MILLION SHARES IN THE POSSESSION OF DEFENDANT ZWAN. PLAINTIFFS ARE CURRENTLY SEEKING MONEY DAMAGES THEY ESTIMATE TO BE $149 MILLION.

     MR. HANEY BELIEVES DR. ZWAN'S DEFENSE TO THE ENFORCEMENT OF THE OPTION IS FRIVOLOUS AND THAT PLAINTIFFS WILL PREVAIL IN THE HANEY III LITIGATION.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          EXHIBIT 99.1  APRIL 12, 1999, LETTER FROM M. TORPEY, ESQ.

 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARCH 17, 2000                  H. BRIAN HANEY, MEMBER, PRESIDENT
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Date                     Name/Title


/S/ H. BRIAN HANEY
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Signature

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